Exhibit 99.1

VBL Therapeutics Announces Year Ended December 31, 2019 Financial Results and Provides Corporate Update

●	The OVAL Phase 3 potential-registration study of VB-111 in ovarian cancer continues as planned towards the important interim analysis in 1Q 2020
●	VB-111 clinical program expands to include U.S. NCI-sponsored study in colon cancer and investigator-sponsored trial in rGBM
●	MOSPD2 program for inflammation: Proprietary monoclonal antibodies for inflammation demonstrate potential for MS, RA and NASH; Pre-IND submission for lead candidate VB-601 expected 2Q 2020. New data were accepted for presentation at the International Liver Congress (ILC 2020) and Digestive Disease Week® (DDW) conferences
●	MOSPD2 program for cancer: Bi-specific antibodies are in development for oncology; New data were accepted to a late breaking abstract session at AACR
●	$37 million in cash and cash equivalents at year-end 2019, sufficient to fund operations into 3Q 2021

Conference Call and Webcast at 8:30am Eastern Time Today

TEL AVIV, ISRAEL, March 19, 2020 — VBL Therapeutics (Nasdaq: VBLT) today announced financial results for the year ended December 31, 2019, and provided a corporate update.

“We are excited to advance our clinical program for VB-111 in ovarian cancer towards an important interim analysis, while collaborating with the National Cancer Institute and top US neuro-oncology centers in externally-sponsored studies of VB-111 for colon cancer and recurrent GBM,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “The ongoing Phase 3 OVAL trial in platinum resistant ovarian cancer continues to enroll patients as planned and we expect the readout from an important interim analysis by the end of the first quarter. VBL made significant advancement during 2019 on all fronts. We now look forward to 2020 as a potential turn around year for the company, with three parallel clinical trials for VB-111 and upcoming results from our MOSPD2 programs for inflammation and oncology.”

Amos Ron, Chief Financial Officer of VBL Therapeutics stated, “We had more than $37 million in cash, cash equivalents and restricted bank deposits at December 31, 2019. This is expected to provide us with sufficient resources to continue to develop VB-111 and other product candidates and to fund our operating expenses and capital expenditure requirements into the third quarter of 2021.”

Fourth Quarter and Key Corporate Highlights:

●	VB-111 program in ovarian cancer - The OVAL Phase 3 potential-registration study of VB-111 in ovarian cancer continues as planned towards the important interim analysis in 1Q 2020. This analysis will focus on CA-125 response rate, which will be analyzed according to GCIG strict criteria in 60 evaluable patients. The data will help to inform whether the positive outcome observed with VB-111 in the Phase 2 study in ovarian cancer is being replicated in the OVAL Phase 3 trial.

○	Results from a Phase 1/2 clinical trial of VB-111 in the treatment of patients with recurrent platinum resistant ovarian cancer were presented at the 2019 American Society of Clinical Oncology (ASCO) annual meeting. Data demonstrated a median overall survival (OS) of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. In comparison, in the AURELIA trial, the GCIG CA-125 response rate was 31.8% with bevacizumab and chemotherapy, and only 11.6% with chemotherapy alone.

●	VB-111 for colon cancer - In February 2020, we announced the launch of a Phase 2 clinical trial of VB-111 in combination with nivolumab (Opdivo®), an immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer, under a Cooperative Research and Development Agreement (CRADA) between VBL and the U.S. National Cancer Institute (NCI). NCI will serve as the IND sponsor for this study (ClinicalTrials.gov Identifier: NCT04166383).

●	VB-111 program in recurrent glioblastoma (rGBM) – VBL announced the publication of clinical data from the Phase 2 and GLOBE Phase 3 studies of VB-111 in rGBM in two manuscripts published in December 2019 in the peer-reviewed journal Neuro-Oncology, the official journal of the Society for Neuro-Oncology.

○	Study results attribute the contradictory outcomes between the Phase 2 and Phase 3 trials to the lack of VB-111 monotherapy priming in the GLOBE Phase 3 study, providing clinical, mechanistic and radiographic support for this hypothesis.

○	With the understanding that study regimen may be a key factor for VB-111 activity in rGBM, a new study, under U.S. IND sponsorship by Dana-Farber Cancer Institute, in collaboration with a group of leading U.S. neuro-oncology investigators, will assess neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery. Launch of this study is expected in the first half of 2020.

●	VB-111 GMP Facility - VBL’s new gene therapy pharmaceutical grade manufacturing facility in Modiin, Israel, was certified by the European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). The facility has also been certified by the Israeli Ministry of Health as being in compliance with the Israeli law and regulations of GMP. These important steps are expected to support future commercialization of VB-111, if approved.

●	MOSPD2 bi-specific mAbs for cancer - We are developing bi-specific antibodies designed to kill tumor cells, based on MOSPD2 as a novel target whose expression is induced in multiple tumors. We previously presented preclinical proof-of-concept for this approach using a BiTE antibody, and are currently advancing our lead bi-specific antibody candidate towards an IND filing. New data from this program were accepted for presentation in a late breaking abstract session at the 2020 American Association of Cancer Research (AACR) annual meeting.

●	MOSPD2 mAb program for inflammation – VBL continues to advance the development of lead MOSPD2 antibodies for immune-inflammatory indications, with potential for MS, RA and NASH. The Company signed a service agreement with Thermo Fisher Scientific, one of the leading vendors in the antibody field, for production of lead candidate VB-601 for toxicology and clinical development. A pre-IND submission for VB-601 is expected in 2Q 2020. New data on MOSPD2 as a target for inflammatory digestive disorders were accepted for presentation at EASL’s annual International Liver Congress, ILC 2020, and Digestive Disease Week® (DDW) conferences later this year. Our abstract for DDW was rated in the top 10% of all abstracts in this category and was selected as Poster of Distinction.

●	Lecinoxoids platform - VBL executed a strategic exclusive option to license agreement with one of the world-leading European animal health companies for the development of VBL’s proprietary anti-inflammatory molecule, VB-201, for veterinary use. VBL received an undisclosed up-front payment. Upon exercise of the license option, VBL expects to receive additional milestones and royalties, which have the potential to exceed €50 million. VBL retains worldwide rights for the use of VB-201 for the treatment of humans.

Fiscal Year Ended December 31, 2019 Financial Results:

●	Cash Position: At December 31, 2019, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposit of $37.0 million and working capital of $29.1 million. VBL expects that its cash and cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements into 3Q 2021.

●	Revenues: Revenues related to VBL’s collaboration in Japan and with an animal health company amounted to $0.6 million in the year ended December 31, 2019.

●	R&D Expenses: Research and development expenses, net, after government grants, for the year ended December 31, 2019, were approximately $15.5 million, compared to approximately $15.9 million in the same period in 2018.

●	G&A Expenses: General, administrative and marketing expenses for the year ended December 31, 2019, were $4.9 million, compared to $5.6 million for the same period in 2018.

●	Comprehensive Loss: VBL reported a net loss for year ended December 31, 2019, of $19.5 million, or ($0.54) per share, compared to a net loss of $20.4 million, or ($0.62) per share, in the year ended December 31, 2018.

For further details on VBL’s financials, please refer to Form 20-F filed with the SEC.

Conference Call:

Thursday, March 19th @ 8:30am Eastern Time

From the US:	877-407-9208
International:	201-493-6784
Conference ID:	13699636
Webcast:	https://edge.media-server.com/mmc/p/2ih7jg38

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every 6-8 weeks. VB-111 has been observed to be well-tolerated in >300 cancer patients and demonstrated activity signals in a VBL-sponsored “all comers” phase 1 trial as well as in three VBL-sponsored tumor-specific phase 2 studies. VB-111 is currently being studied in a VBL-sponsored phase 3 potential registration trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding our programs, including VB-111, including their clinical development, such as the timing of clinical trials and expected announcement of data, therapeutic potential and clinical results, and our financial position, operating results and cash runway. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2018, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors

mrice@lifesciadvisors.com

(646) 597-6979

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2019	2018
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		$9,436	$29,347
Short-term bank deposits	5	27,100	21,135
Other current assets	13a	1,242	1,227
TOTAL CURRENT ASSETS		37,778	51,709

NON-CURRENT ASSETS:
Restricted bank deposits		506	-
Property and equipment, net	6	6,949	8,921
Right-of-use assets	7	3,088	-
Long-term prepaid expenses		300	48

TOTAL NON-CURRENT ASSETS		10,843	8,969

TOTAL ASSETS		$48,621	$60,678
Liabilities and equity
CURRENT LIABILITIES-
Accounts payable and accruals:
Trade		$3,330	$1,193
Other	13b	4,238	2,944
Deferred revenue	9	386	290
Lease liabilities		774	347

TOTAL CURRENT LIABILITIES		8,728	4,774

NON-CURRENT LIABILITIES-
Severance pay obligations, net	8	163	99
Deferred revenue	9	1,723	2,263
Lease liabilities		2,167	449

TOTAL NON-CURRENT LIABILITIES		4,053	2,811

TOTAL LIABILITIES		12,781	7,585

COMMITMENTS	10
SHAREHOLDERS’ EQUITY:	11
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2019 and 2018, 70,000,000 shares; issued and outstanding as of December 31, 2019 and 2018, 35,882,928 and 35,881,128 shares, respectively		73	73
Accumulated other comprehensive income		(8)	41
Additional paid in capital		235,974	233,721
Warrants		7,904	7,904
Accumulated deficit		(208,103)	(188,646)

TOTAL SHAREHOLDERS’ EQUITY		35,840	53,093
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$48,621	$60,678

VASCULAR BIOGENICS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2019	2018	2017
		U.S. dollars in thousands
REVENUES	9	562	585	13,864
COST OF REVENUES	10c	(163)	(235)	(340)

GROSS PROFIT		399	350	13,524

RESEARCH AND DEVELOPMENT EXPENSES, net	13c	$15,470	$15,940	$17,770
MARKETING EXPENSES	13e	-	397	562
GENERAL AND ADMINISTRATIVE EXPENSES	13d	4,943	5,220	5,847

OPERATING LOSS		20,014	21,207	10,655

FINANCIAL INCOME	15	(870)	(908)	(544)
FINANCIAL EXPENSES	15	313	159	27

FINANCIAL (INCOME), net		(557)	(749)	(517)

LOSS FOR THE YEAR		19,457	20,458	10,138
OTHER COMPREHENSIVE LOSS (INCOME)-
Items that will not be reclassified to profit or loss-
Re-measurements of post-employment benefit obligation		49	(25)	24

COMPREHENSIVE LOSS		$19,506	$20,433	$10,162

		U.S. dollars
LOSS PER ORDINARY SHARE	14
Basic and diluted		$0.54	$0.62	$0.37

		Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING-
Basic and diluted		35,881,256	32,969,094	27,398,169